Exhibit 99.2

Final version – Free translation for information purposes only

Materialise NV

Technologielaan 15

3001 Leuven

Enterprise number: 0441.131.254

RPR/RPM Leuven

(the "Company" or “we”)

MANAGEMENT REPORT

TO THE ANNUAL GENERAL MEETING

TO BE HELD ON 6 JUNE 2023

Ladies and Gentlemen,

In accordance with the requirements laid down by law and the articles of association of the Company, the board of directors of the Company is pleased to report to you about the activities of the Company and its subsidiaries (the "Group") for the financial year starting on January 1, 2022 and ending on December 31, 2022, and to present to you both the statutory annual accounts as well as the consolidated annual accounts as at December 31, 2022. This report has been prepared in accordance with articles 3:5 and 3:32 of the Belgian Code of Companies and Associations. For additional information, please refer to our annual report on Form 20-F which has been filed with the SEC and is available on our website.

1.	Analysis of the operating results on a consolidated basis

On a consolidated basis, the results of our operations, as derived from our consolidated annual accounts prepared in accordance with IFRS as issued by IASB and adopted by the European Union, can be summarized as follows:

Comparison of the Years Ended December 31, 2022 and 2021

	Year Ended December 31,
	2022	2021	% Change
	(in thousands of €)		(%)
Revenue	232,023	205,450	12.93%
Cost of sales	(103,255)	(87,278)	18.31%
Gross profit	128,768	118,172	8.97%

Research and development expenses	(37,568)	(26,891)	39.70%
Sales and marketing expenses	(62,125)	(49,151)	26.40%
General and administrative expenses	(35,143)	(33,315)	5.49%
Net other operating income (expenses)	3,196	3,402	-6.06%
Operating (loss) profit	(2,872)	12,217

Financial expenses	(4,420)	(4,101)
Financial income	6,114	5,620
Share in loss of joint venture	0	0
(Loss) profit before taxes	(1,178)	13,736

Income taxes	(975)	(591)
Net (loss) profit for the year	(2,153)	13,145

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Comparison for the Years Ended December 31, 2022 and 2021 by Segment

	Materialise Software	Materialise Medical	Materialise Manufacturing	Total Segments	Unallocated (1)	Consolidated
	(in thousands of €, except percentages)
For the year ended December 31, 2022
Revenues	43,688	84,846	103,489	232,023		232,023
Segment Adjusted EBITDA	1,514	18,822	8,229	28,565	(9,551)	19,014
Segment Adjusted EBITDA %	3.5%	22.2%	8.0%	12.3%		8.2%

For the year ended December 31, 2021
Revenues	42,902	73,368	89,180	205,450		205,450
Segment Adjusted EBITDA	15,705	20,669	6,275	42,649	(10,159)	32,490
Segment Adjusted EBITDA %	36.6%	28.2%	7.0%	20.8%		15.8%

(1) Unallocated related Segment Adjusted EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

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Comparison for the Years Ended December 31, 2022 and 2021

	Year ended December 31,
In 000€	2022	2021
Assets
Non-current assets	194,847	155,605
Current assets	216,415	257,803
Total assets	411,262	413,408

Equity and liabilities
Equity attributable to the owners of the parent	228,956	232,577
Non-controlling interest	-28	1
Equity	228,928	232,578
Non-current liabilities	76,220	89,396
Current liabilities	106,114	91,434
Total equity and liabilities	411,262	413,408

Analysis

Revenue. Revenue increased by € 26.5 million, or 13%, to € 232.0 million in the year ended December 31, 2022, from € 205.5 million in the year ended December 31, 2021.

Revenue from our Materialise Software segment increased € 0.8 million, or 1.8%, from € 42.9 million in the year ended December 31, 2021, to € 43.7 million in the year ended December 31, 2022. Recurrent revenue, consisting of limited license fees and maintenance fees, increased by € 4.6 million, or 19.7%, in the year ended December 31, 2022. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by € 3.8 million, or 19.0%, in the year ended December 31, 2022. Deferred revenue from license and maintenance fees amounted to € 2.7 million in the year ended December 31, 2022, compared to € 1.9 million in the year ended December 31, 2021.

Revenue from our Materialise Medical segment increased € 11.5 million, or 15.6%, from € 73.4 million in the year ended December 31, 2021, to € 84.8 million in the year ended December 31, 2022. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by € 3.9 million, or 20.8%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 84.8% of all medical software revenues in the year ended December 31, 2022, compared to 83.0% in the year ended December 31, 2021. Our non-recurrent revenue from perpetual licenses and services increased by € 0.3 million, or 6.7%. Deferred revenue from license and maintenance fees amounted to € 5.1 million in the year ended December 31, 2022, compared to € 2.0 million in the year ended December 31, 2021. Revenues from medical devices and services grew by € 7.3 million, or 14.4%, in the year ended December 31, 2022, driven by growth in our CMF business line. As of December 31, 2022, our Materialise Medical segment operated 49 3D printers, as compared to 48 as of December 31, 2021.

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Revenue from our Materialise Manufacturing segment increased € 14.3 million, or 16.0%, from € 89.2 million in the year ended December 31, 2021, to € 103.5 million in the year ended December 31, 2022. Materialise Manufacturing operated 156 3D printers, 22 CNC machines and 6 vacuum casting machines as of December 31, 2022, compared to 153 3D printers, 23 CNC machines and 6 vacuum casting machines as of December 31, 2021, respectively.

Gross profit. Gross profit increased € 10.6 million from € 118.2 million in the year ended December 31, 2021, to € 128.8 million in the year ended December 31, 2022, mainly driven by increased revenue in all three Materialise segments, while facing higher production costs. The overall gross profit margin (gross profit divided by our revenue) amounted to 55.5% in the year ended December 31, 2022, compared to 57.5% in the year ended December 31, 2021.

Cost of sales. Cost of sales was € 103.3 million in the year ended December 31, 2022, compared to € 87.3 million in the year ended December 31, 2021, representing an increase of € 16.0 million, or 18.3%. This increase in cost of sales was related to increased sales volumes, increased subcontracting volumes and prices, and the impact of inflation related to energy, materials and compensation expenses.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, to € 134.8 million in the year ended December 31, 2022, compared to € 109.4 million in the year ended December 31, 2021. R&D expenses increased from € 26.9 million to € 37.6 million, or 39.7%, and included the accelerated investments in our Materialise Software CO-AM business which contained the expenditures of Link3D and Identify3D since their acquisition. S&M expenses increased from € 49.2 million to € 62.1 million, or 26.4%, driven by our Materialise Software segment, including severance pay. G&A expenses increased from € 33.3 million to € 35.1 million, or 5.5%. The G&A expenses included the roll-out of our ongoing internal digital transformation project.

Net other operating income. Net other operating income decreased to € 3.2 million, or 6.6%, in the year ended December 31, 2022, compared to € 3.4 million in the year ended December 31, 2021. The main driver for this decrease were the amortization expenses of the acquired intangible assets, which represented an expense of € 5.1 million for the year ended December 31, 2022, compared to € 2.5 million for the year ended December 31, 2021. This result for the year ended December 31, 2022 also contained an impairment loss related to capitalized development expenditure in the Materialise Software segment. These expenses were partly offset by a COVID-19 grant received by our German subsidiaries (€ 0.7 million) and a commercial indemnity fee (€ 0.5 million). Our net other operating income for 2021 included a € 0.2 million impairment loss on the goodwill from the acquisition of Aldema (Metal Belgium) in 2015.

Net financial income (financial income and financial expense). Net financial income was € 1.7 million in the year ended December 31, 2022, compared to a net income of € 1.5 million in the year ended December 31, 2021. In both years the net positive result was mainly due to positive foreign exchange differences, partially offset by interest expenses on our loans and borrowings.

Income taxes. Income taxes in the year ended December 31, 2022 resulted in an expense of € 1.0 million, which was a combination of deferred tax income amounting to € 1.0 million and current income tax expenses of € 2.0 million. This increase in current income tax expense compared to the prior year was mainly due to the fact that mark-ups and margins applied under our consolidated group’s transfer pricing arrangements were still temporarily waived during the first half year of 2021.

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Net profit/loss. As a result of the factors described above, net loss amounted to € 2.2 million in the year ended December 31, 2022 compared to a net profit of € 13.1 million in the year ended December 31, 2021.

EBITDA. As a result of the factors described above, our consolidated EBITDA was € 19.2 million in the year ended December 31, 2022, compared to € 32.7 million in the year ended December 31, 2021, a decrease of € 13.6 million. During 2022, we prioritized the sustainability of our revenue growth over the maximization of short term EBITDA. In 2022, revenue increased by 13% and deferred revenues grew by 22%. We continued to strategically invest in our growth businesses despite significant inflationary pressures on labor, energy and materials costs and accelerated the consolidation of both Link3D and Identify3D, as a basis for our future cloud-based recurring income. These added expenses in addition to certain one-time items weighed on the overall profitability of our Adjusted EBITDA for the year, with Adjusted EBITDA decreasing to € 19.0 million.

Our Materialise Software segment’s Adjusted EBITDA was € 15.7 million in the year ended December 31, 2021 compared to € 1.5 million in the year ended December 31, 2022, a decrease of € 14.2 million. This segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) decreased to 3.5% in the year ended December 31, 2022, from 36.6% for the year ended December 31, 2021. The decrease in the Adjusted EBITDA margin was a result of our investments to strengthen and accelerate the creation of the Materialise cloud based software platform.

Our Materialise Medical segment’s Adjusted EBITDA amounted to € 18.8 million in the year ended December 31, 2022, compared to € 20.7 million in the year ended December 31, 2021. The segment’s Adjusted EBITDA margin decreased to 22.2% in the year ended December 31, 2022 from 28.2% in the year ended December 31, 2021. The decrease in the segment’s Adjusted EBITDA margin was due to our increased investment in research and development to position ourselves for further growth.

Our Materialise Manufacturing segment’s Adjusted EBITDA increased to € 8.2 million in the year ended December 31, 2022, from € 6.3 million in the year ended December 31, 2021. The Adjusted EBITDA margin of this segment increased to 8.0% in the year ended December 31, 2022, from 7.0% in the year ended December 31, 2021, as a result of the 16% revenue growth and improved production capacity levels, partly offset by the effects of inflation on compensation, energy and materials expenses.

The total balance sheet amounted to € 411.3 million in the year ended December 31, 2022, compared to € 413.4 million in the year ended December 31, 2021.

Non-current assets increased € 39.2 million from € 155.6 to € 194.8 million in the year ended December 31, 2022. Our goodwill increased by € 25.4 million. Our intangible assets, property, plant & equipment and right-of-use assets increased by € 15.4 million to € 140.6 million. Our other non-current assets amount to € 5.1 million.

Our cash and cash equivalents decreased with € 55.2 million to € 140.9 million per December 31, 2022.

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Our loans & borrowings decreased € 17.6 million to € 72.9 million per December 31, 2022. Of the total debt, € 17.1 million is short term.

Total equity per December 31, 2022 amounts to € 228.9 million compared to € 232.6 million last year.

2.	Analysis of the operating results at the level of the company

At the level of the Company, the results of our operations, as derived from our statutory annual accounts prepared in accordance with Belgian GAAP, can be summarized as follows:

Comparison of the Years Ended December 31, 2022 and 2021

	Year Ended December 31,
	2022	2021	% Change
	(in thousands of €)		(%)
Operating income	172,796	158,032	9.3%
70 Turnover	139,864	128,692	8.7%
71 Stocks of finished goods and WIP increase	229	14
72 Own work capitalized	26,352	23,323	13.0%
74 Other operating income	6,291	5,882	7.0%
76 Non-recurring operating income	60	121

Operating charges	181,008	149,816	20.8%
60 Raw materials-consumables	33,927	27,853	21.8%
61 Services and other goods	61,741	44,167	39.8%
62 Remuneration, social security and pensions	50,919	46,830	8.7%
63 Depreciations and other amounts written off	33,429	29,164	14.6%
64 Other operating charges	690	931	-25.8%
66 Non-recurring operating charges	303	871

Operating profit (loss)	-8,212	8,217	-199.9%
Financial income	14,568	10,817
Financial charges	7,001	7,298

Gain (loss) on ordinary activities before taxes	-645	11,736
Transfer from deferred taxes and tax free reserves	1	0
Taxes on result	229	229
Net profit	-872	11,508

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	Year Ended December 31,
	2022	2021
	(in thousands of €)
Assets	392,108	389,640
Formation expenses	3,329	4,303
Fixed assets	180,284	146,311
Current assets	208,495	239,026

Equity and Liabilities	392,108	389,640
Equity	232,419	233,269
Provisions and deferred taxes	193	154
Amounts payable	159,496	156,217

Analysis

The evolution of the operations of the Company is in line with the operations of the Group. Reference is made to Section 1 of this report in this respect.

Operating income was €172.8 million in the year ended December 31, 2022 compared to €158.0 million in the year ended December 31, 2021, an increase of €14.8 million, or 9.3%.

Operating charges amounted to €181.0 million in the year ended December 31, 2022, compared to €149.8 million in the year ended December 31, 2021. This increase of 20.8% was mainly due to:

-	higher purchases of raw materials & consumables of €6.1 million;

-	higher purchases of services & other goods of €17.6 million;

-	a remuneration cost increase of €4.1 million or 8.7%;

-	depreciation and provisions increased €4.3 million to €33.4 million and includes 100% depreciation of development expenses of €23.9 million that were activated in 2022, allowing the company to keep benefiting from tax credits.

As a result, the operating result in 2022 amounted to -€8.2 million, compared to €8.2 million in 2021.

Financial income amounted to €14.6 million in 2022, compared to €10.8 million in 2021 and included dividends of €2.5 million received from subsidiaries.

Financial charges amounted to €7.0 million in the year ended December 31, 2022, compared to €7.3 million in the year ended December 31, 2021.

In 2022 there is a net loss of €0.9 million, compared to a net profit of €11.5 million last year.

The total balance sheet amounted to €392.1 million in the year ended December 31, 2022, compared to €389.6 million in the year ended December 31, 2021.

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Fixed assets net book value increased €33.9 million to €180.3 million in the year ended December 31, 2022. Our tangible and intangible fixed assets increased to €68.2 million (€44.5 million last year), mainly attributable to the purchase of intellectual property from the acquired companies Link3D and ID3D. Our participating interests increased with €5.6 million to €48.4 million as a result of a capital increase of $6.0 million in Materialise USA.

Our other long term receivables of €4.0 million per December 31, 2022 included a convertible loan to Fluidda NV of €3.5 million.

Our cash at bank decreased €54.5 million to €115.8 million per December 31, 2022. The decrease is mainly attributed to the funding of Materialise USA for the acquisition of participations in Link3D and ID3D.

Our financial debt decreased €14.7 million to €67.3 million per December 31, 2022 of which €15.2 million is related to short term debt.

Total equity per December 31, 2022 amounts to €232.4 million compared to €233.3 million last year. This decrease is the result of the incorporation of the net loss of the year of €0.9 million.

Based on the only slightly negative operating result of the year, we maintain our valuation rules in the company based on going concern. Such presumption is justified by the Company’s strong equity position of €232.4 million per December 31, 2022 and the outcome of the sensitivity testing that we have performed on our projected income statements and bank covenants.

Appropriation of profit

The net loss for 2022, to be appropriated, amounted to € 871,498.

Together with the loss carried forward from previous financial years €11,466,999, we propose the total amount to be appropriated of €12,338,497 to be carried forward in its entirety.

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3.	Structure and development of the group

On December 31, 2022, Materialise NV had the following (direct and indirect) subsidiaries:

Name	Jurisdiction of Incorporation
Materialise France SAS	France
Materialise GmbH	Germany
Materialise Japan K.K.	Japan
Materialise SRO	The Czech Republic
Materialise USA, LLC	United States
OBL SAS	France
Materialise Austria GmbH	Austria
Materialise SDN. Bhd.	Malaysia
Materialise Ukraine LLC	Ukraine
RapidFit NV	Belgium
Materialise SA	Poland
Meridian Technique Limited	United Kingdom
OrthoView Holdings Limited	United Kingdom
Materialise Colombia SAS	Colombia
Materialise Motion NV	Belgium
Materialise Shanghai Co. Ltd.	China
Materialise Australia PTY Ltd	Australia
Materialise S.R.L.	Italy
ACTech Holding GmbH	Germany
ACTech GmbH	Germany
ACTech North America Inc.	United States
Engimplan Engenharia de Implante Industria E Comércio Ltda.	Brazil
Engimplan Holding Ltda.	Brazil
Materialise Limited	South Korea
Tianjin Zhenyuan Materialise Medical Technology Ltd	China

Materialise also has representative offices in Spain and in Hungary.

On April 9, 2021, we acquired an option to buy Link3D Inc., which we exercised on November 15, 2021. We closed the acquisition on January 4, 2022. This acquisition was effectuated through our U.S. subsidiary, Materialise USA, LLC. As a result of this transaction, Materialise USA has become the sole shareholder of Link3D. Link3D is an additive workflow and digital manufacturing software company. The acquisition of Link3D is intended to strengthen and accelerate the creation of the Materialise software platform.

On June 22, 2021, together with Zhenyuan (Tianjin) Medical Appliances Technology Co., Ltd., we incorporated a Chinese joint venture with the name Tianjin Zhenyuan Materialise Medical Technology Limited Company. We hold 51% of the shares of this joint venture.

On October 8, 2021, we acquired the remaining 16.66% of the shares in Rapidfit NV, making us Rapidfit’s sole shareholder.

In January 2022, we filed a voluntary application to strike Materialise UK off the UK company register. A notice in this respect was published in The London Gazzette on February 8, 2022. As a result, Materialise UK has been struck off the register and was dissolved on April 8, 2022.

On September 1, 2022, we acquired Identify3D, Inc., a company that develops software to encrypt, distribute and trace the flow of digital parts across complex supply chains. This acquisition was effected by our U.S. subsidiary, Materialise USA, LLC. The acquisition of Identify3D is intended to strengthen the security features of our CO-AM platform.

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On October 1, 2022 and December 31, 2022, respectively, we merged Link3D Inc. and Identify3D, Inc. into Materialise USA, LLC, as a result of which Link3D and Identify3D ceased to exist.

4.	Material events since the end of the financial year

Not applicable.

5.	Risks and uncertainties

The risks and uncertainties, with which both the Group and the Company are faced, can be summarized as follows. For a more detailed explanation of these risks, please refer to the 20-F related to fiscal year 2022. However, other than those risks and uncertainties, we are not aware of any circumstances that are likely to have a material influence on the development of the Company.

-	We may not be able to maintain or increase the market share or reputation of our software and other products and services that they need to remain or become a market standard.

-	We may not be successful in continuing to enhance and adapt our software, products and services in line with developments in market technologies and demands.

-	The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.

-	Existing and increased competition may reduce our revenue and profits.

-	We rely on collaborations with users of our additive manufacturing and related solutions to be present in certain large-scale markets and, indirectly, to expand into potentially high-growth specialty markets. Our inability to continue to develop or maintain these relationships in the future could harm our ability to remain competitive in existing markets and expand into other markets.

-	Our revenue and results of operations may fluctuate.

-	Inflation has had and may continue to have an adverse effect on our results.

-	Demand for additive manufacturing generally and our additive manufacturing software solutions, products and services in particular may not increase adequately, or at all.

-	We are dependent upon sales to certain industries.

-	If our relationships with suppliers, including with limited source suppliers of consumables, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

-	The dominant software subscription model in the industrial sector is changing, and we may not be successful in developing a cloud-based platform to offer our software.

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-	We may not be able to successfully adopt our software offering to the changing needs of the additive manufacturing market.

-	We depend on the knowledge and skills of key personnel throughout our entire organization, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.

-	We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.

-	As a result of the armed conflict in Ukraine, our supporting operations in Kyiv are expected to continue to be subject to continuous reorganization, uncertainty and instability.

-	Our international operations pose currency risks, which may adversely affect our results of operations and net income.

-	Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

-	We may engage in acquisitions or investments that could disrupt our business, cause dilution to our shareholders and harm our financial condition and results of operations.

-	We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenue.

-	Failure to comply with applicable anti-corruption and trade sanctions legislation could result in fines, criminal penalties and an adverse effect on our business.

-	Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.

-	We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

-	A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.

-	If our service center operations are disrupted, sales of our 3D printing services, including the medical devices that we print, may be affected, which could have an adverse effect on our results of operations.

-	Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

-	If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

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-	We cannot predict the outcome of an arbitration proceeding in which we are involved.

-	We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors.

6.	Research and development

We have an ongoing research and development program to improve and expand the capabilities of our existing technology portfolio, which reflects our continued investments in a range of disciplines, including software development, industrial, mechanical and biomedical engineering, physics and chemistry.

We have a long history of research and development through collaborations, which augment our internal development efforts. As of December 31, 2022, we were active in over 20 government funded research projects and we also employed multiple researchers with a publicly funded scholarship. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2022, we had more than 50 active research and development projects in various stages of completion and approximately 478 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, the United Kingdom, the United States, Ukraine and Malaysia.

We also regularly apply for research and development grants and subsidies under, among other, European, Belgian, British, French and German, grant rules. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the Flemish government (VLAIO, or Vlaams Agentschap Innoveren en Ondernemen), the European Union (FP7 and H2020 framework programs) and BMBF, the German Federal Ministry of Education and Research.

We expect to continue to invest significantly in research and development in the future.

7.	Financial instruments

The Company has used interest rate and foreign currency swaps as financial instruments in the course of the financial period. More detailed information is included in note 25 of our annual report on Form 20-F.

8.	Miscellaneous

8.1	Internal audit and risk management

Our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our internal control over financial reporting was effective as of December 31, 2022.

We further refer to Item 15 included in our annual report on Form 20-F which has been filed with the SEC and is available on our website.

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8.2	Authorized capital

By resolution of the extraordinary shareholders' meeting of April 23, 2014, which entered into force on June 30, 2014, our shareholders authorized the board of directors, for a period of five years from August 18, 2014, to increase the Company's share capital, in one or more transactions, up to a maximum amount of €2,714,634.83 (the so-called authorised capital).

More recently (and replacing the previous resolution), by resolution of our extraordinary shareholders’ meeting of November 5, 2020, which entered into force on November 9, 2020, our shareholders authorized our board of directors, for a period of five years from November 9, 2020, to increase our share capital, in one or more transactions (including through the issuance of warrants), up to a maximum amount of €4,067,700.72 (the so-called authorised capital).

On June 9, 2021, the board of directors of the Company decided to increase the share capital of Materialise, which capital increase was confirmed on June 14, 2021 and July 6, 2021, by €320,000.00 (excluding an issuance premium of €78,484,793.95) and €48,000.00 (excluding an issuance premium of €11,772,719.09), respectively, against the issuance of 4,000,000 and 600,000 new ordinary shares, respectively. As such, the Company’s share capital was increased from €4,096,520.81 to €4,464,520.81, represented by 58,770,607 shares.

In the context of the abovementioned capital increases, the board of directors decided to exclude the preferential subscription right of existing shareholders. The board of directors believed that doing so would allow the Company to (i) promptly respond to an opportunity in the financial markets and thus to (ii) efficiently acquire additional financial means that would ensure the further growth of the Company. As such, the board of directors concluded that excluding the preferential subscription right of existing shareholders was in the interest of the Company.

8.3	Acquisition or disposal of own shares

Not applicable.

8.4	Conflicts of interest

The procedure applicable to for conflicts of interest provided by the Belgian Code of Companies and Associations was applied during the meeting of the board of directors of March 1, 2022. Below is an extract from the minutes of said meeting:

“Decision on confirmation of executive committee

Preliminary statement by Peter Leys, Wilfried Vancraen and Hilde Ingelaere

Prior to the deliberation and decision by the board of directors, Peter Leys, Wilfried Vancraen and Hilde Ingelaere declared the following, in accordance with the provisions of Article 7:96 of the Companies and Associations Code:

-	Peter Leys, Wilfried Vancraen and Hilde Ingelaere are members of the executive committee.

-	They have entered into agreements with Materialise NV regarding the exercise and remuneration of such mandate.

-	The board of directors will deliberate and decide on the delegation of powers to the executive committee. As Peter Leys, Wilfried Vancraen and Hilde Ingelaere are members of the executive committee and are remunerated for the exercise of this mandate, they may have a conflict of interest within the meaning of Article 7:96 of the Companies and Associations Code.

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-	Subsequently, Peter Leys, Wilfried Vancraen and Hilde Ingelaere no longer participated in the further deliberation and decision-making of the board of directors with respect to this agenda item.

To the extent necessary and in accordance with Article 7:96 of the Companies and Associations Code, the Company will disclose the aforementioned conflict of interest in the annual report filed with the annual accounts.

Powers of the Executive Committee

Since the Company's Articles of Association were amended following the Extraordinary Shareholders’ Meeting of November 5, 2020, the Company has a monistic governance model. Among other things, this means that the company no longer has an executive committee, as previously provided for by the Companies Code.

However, the company has continued the practice of the executive committee. For the record, the board of directors wishes to formally confirm this practice. Thus, the board of directors decides, retroactively and effective November 5, 2020, to grant special proxies to a "contractual" executive committee. Specifically, the board of directors decides, effective as of the aforementioned date, to delegate all management powers to the executive committee, with the exception of:

-	The general policy; and

-	the powers reserved by law to the board of directors.

The Board decides that general policy should include the following:

-	Mergers and acquisitions;

-	Transfer and assignment of intellectual property rights to third parties;

-	Granting exclusivity rights to third parties with a significant impact on the freedom of a particular business segment;

-	Appointment and dismissal of executive committee members;

-	Opening of foreign offices and appointment and dismissal of managers there;

-	Entering into financial credits (as opposed to operational credits);

-	Purchase and sale of real estate;

-	Discontinuation of certain production lines.

-	Any other matters which, at the simple request of two members of the executive committee who are also members of the board of directors, are escalated from the competence of the executive committee.

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Composition of the executive committee

The mandate of member of the executive committee is of indefinite duration. The mandate is revocable by the board of directors.

As of November 5, 2020, the executive committee consisted of the following persons:

-	Level5 BV, with its registered office at Oude Baan 88, 3370 Boutersem and company number 0669.481.726, permanently represented by Jurgen Laudus

-	SoHo services BV, with registered office at Roeveld 44, 9473 Denderleeuw and company number 0680.857.846, permanently represented by Conny Hooghe

-	Carla Van Steenbergen (mandate exercised, as of January 1, 2021, by Super Mare & Park BV, with registered office at Blijde Inkomststraat 101, 3000 Leuven and company number 0759.654.411)

-	Bart Van Der Schueren

-	Ioberan BV, with registered office at Waversesteenweg 49, 3370 Boutersem and company number 0666.511.249, permanently represented by Stefaan Motte

-	Seaquence BV, with registered office at Stuivenbergbaan 165, 2800 Mechelen and company number 0668.855.283, permanently represented by Johan Pauwels

-	Wilfried Vancraen

-	Peter Leys

-	Hilde Ingelaere

-	De Vet Management BV, with registered office at Hertogweg 45, 1970 Wezembeek-Oppem and company number 0896.588.915, permanently represented by Brigitte De Vet

-	Alfinco BV, with registered office at Zwartenbroekstraat 141, 1750 Lennik and company number 0894.955.355, permanently represented by Johan Albrecht

-	Eduard Crits CV, with registered office at Eektstraat 48, 3111 Rotselaar and company number 0701.921.001, permanently represented by Eduard Crits.

The company has entered into an agreement with each member of the executive committee regarding the terms and conditions and remuneration for the exercise of the office of member of the executive committee.

Operation of the executive committee

The board of directors establishes the operating procedures of the executive committee and its reporting in internal regulations, which are attached to these minutes.

In matters that fall within the competence of the executive committee, the company shall be validly represented by two members of the executive committee, acting together. One of these two members of the executive committee must also be a member of the board of directors. Members of the executive committee who are also members of the board of directors shall always have the right – at the simple request of at least two of them – to withdraw matters from the competence of the executive committee and thus to escalate them to the board of directors for deliberation and decision.

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Terms and conditions of the mandate of member of the executive committee

When the board of directors set up the executive committee when it was a governing body recognized by the Belgian Company Code, it decided to lay down for the members of the executive committee the terms and modalities of the exercise of their mandate in an agreement. The agreements included (i) the individual terms of exercise of the mandate as a member of the executive committee and (ii) the remuneration of each member of the executive committee.

The board of directors decides that these agreements remain in force, it being understood that, as of the extraordinary general meeting of November 5, 2020, the executive committee is no longer governed by the Companies Code or the Companies and Associations Code, but is essentially only a special mandate.

The board of directors decides that the aforementioned decisions are in the best interests of the company. The delegation of authority to the executive committee allows decisions to be taken at the appropriate level and with the appropriate speed. Moreover, the remuneration of the members of the executive committee (and in particular the conflicted directors) is in line with the market.

Decision on appointment of Lunebeke NV as a member of the executive committee

Preliminary statement by Wilfried Vancraen, Sander Vancraen and Hilde Ingelaere

Prior to the deliberation and decision-making by the board of directors, Wilfried Vancraen, Sander Vancraen and Hilde Ingelaere declared the following, in accordance with the provisions of Article 7:96 of the Companies and Associations Code:

-	The company and Wilfried Vancraen have entered into an agreement regarding the mandate of Wilfried Vancraen as a member of the executive committee. This agreement provides, among other things, a remuneration for the performance of the mandate as a member of the executive committee.

-	With effect from February 1, 2022, Wilfried Vancraen wishes to exercise this mandate through Lunebeke, a limited liability company with its registered office at J. Van der Vorstlaan 19, 3040 Huldenberg and company number 0760.624.411. The agreement between Wilfried Vancraen and the company would be amended accordingly.

-	Wilfried Vancraen, Sander Vancraen and Hilde Ingelaere are shareholders and/or directors of Lunebeke.

-	The Board of Directors will deliberate and decide on this agenda item. Wilfried Vancraen, Sander Vancraen and Hilde Ingelaere, potentially have a conflict of interest within the meaning of Article 7:96 of the Companies and Associations Code, since the company will compensate Lunebeke for its performance of the mandate as a member of the executive committee.

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-	Subsequently, Wilfried Vancraen, Sander Vancraen and Hilde Ingelaere no longer participated in the further deliberation and decision-making of the Board of Directors regarding this agenda item.

To the extent necessary and in accordance with Article 7:96 of the Companies and Associations Code, the company will disclose the aforementioned conflict of interest in the annual report filed with the annual accounts.

Deliberation and decision by the board of directors

The board of directors decides that, with retroactive effect as of February 1, 2022, Wilfried Vancraen will be replaced as a member of the executive committee by Lunebeke, permanently represented by Wilfried Vancraen. The contract between the company and Wilfried Vancraen will be amended accordingly.

The Board of Directors confirms that this decision is in the interest of the company. In practice, nothing will change compared to the past, since Lunebeke will be permanently represented by Wilfried Vancraen.”

[Signature Page Follows]

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Done in Leuven on May 15, 2023

/s/ Peter Leys	/s/ Wilfried Vancraen
Peter Leys	Wilfried Vancraen
Director	Director

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